UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-13245

Pioneer Natural Resources Company

(Exact name of registrant as specified in its charter)

777 Hidden Ridge

Irving, Texas 75038

(972) 444-9001

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $.01 per share

Deferred Compensation Obligations under Pioneer Natural Resources Company Executive Deferred Compensation Plan

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $.01 per share: 1*

Deferred Compensation Obligations under Pioneer Natural Resources Company Executive Deferred Compensation Plan: 0

*

On May 3, 2024, pursuant to the Agreement and Plan of Merger, dated as of October 10, 2023, by and among Exxon Mobil Corporation (“ExxonMobil”), Pioneer Natural Resources Company (“Pioneer”) and SPQR, LLC (“Merger Sub”), Merger Sub merged with and into Pioneer (the “Merger”), with Pioneer continuing as the surviving corporation of the Merger and a wholly owned subsidiary of ExxonMobil.

On May 3, 2024, the New York Stock Exchange filed a Form 25 to remove Pioneer’s common stock, par value $0.01 per share, from listing and registration pursuant to 17 CFR 240.12d2-2(a)(3).

Pioneer is a wholly owned subsidiary of ExxonMobil and, as such, has fewer than 300 record holders.

Pursuant to the requirements of the Securities Exchange Act of 1934, Pioneer Natural Resources Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 13, 2024	PIONEER NATURAL RESOURCES COMPANY

	By:	/s/ Alex V. Volkov
Name: Alex V. Volkov
Title: Executive Vice President